Exhibit (a)(5)(iii)
DUNDEE CORPORATION ENDS SUBSTANTIAL ISSUER BID
FOR IMMEDIATE RELEASE
     TORONTO, ON, February 7, 2006 — Dundee Corporation (TSX: DBC.SV.A), today announced the final results of its offer dated December 15, 2005 to purchase up to 2,500,000 of its class A subordinate voting shares (“Shares”), which expired at 5:00 p.m. (Toronto time) on February 6, 2006. The offer has been completed and will not be extended. A total of 71,623 Shares were validly deposited under the offer and will be purchased for the price of $29.50 per Share as determined under the offer. Payment for Shares tendered and accepted for purchase will be made by February 9, 2006.
     The Shares purchased comprise approximately 0.3% of the outstanding Shares of the Corporation. After giving effect to the purchase and cancellation, there will remain outstanding approximately 23,936,348 Shares. “We initiated the offer to provide shareholders with an opportunity to achieve a return on all or a portion of their investment in the Company. We are pleased that so many of our shareholders have shown confidence in the prospects of our Company and have chosen not to deposit their shares into the offer,” stated Mr. Ned Goodman, President and Chief Executive Officer of the Company. “We are also pleased that those shares tendered to the offer mostly represent shareholders who held odd lot positions. The purchase of these shares will reduce the number of shareholders of the Company and the administrative costs associated with these shares will be eliminated.” Dundee Securities Corporation acted as dealer manager in Canada in connection with the offer.
     Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 62 percent owned subsidiary, Dundee Wealth Management Inc., a company with $49 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation’s real estate activities are conducted through its 86 percent owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 30 percent interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.
     This document contains statements and information about potential future circumstances and developments. Such statements and information are qualified by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from Dundee Corporation’s actual future results. For additional information with respect to these risks and uncertainties, reference should be made to the Corporation’s continuous disclosure materials filed with Canadian securities regulatory authorities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation
Ned Goodman
President & Chief Executive Officer
(416) 365-5665

or

Dundee Corporation
Joanne Ferstman
Chief Financial Officer
(416) 365-5010